UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Mei Liang

RW LSG Holdings LLC

c/o Riverwood Capital Partners L.P.

70 Willow Road, Suite 100

Menlo Park, CA 94025

(650) 687-7300

Copy to:

Kirsten Jensen

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

1.	Names of Reporting Persons. RW LSG Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,368,421
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 47,368,421
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,368,421
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%
14.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,368,421*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 47,368,421*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,368,421*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,372,881 *
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 42,372,881 *
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,372,881 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,372,881 *
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 42,372,881 *
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,372,881 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%
14.	Type of Reporting Persons (See Instructions) OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. RW LSG Management Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,218,981
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,218,981
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,218,981 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Persons (See Instructions) OO

*	Includes an aggregate of 554,221 shares relating to restricted share grants made to Messrs. Thomas Smach and Nicholas Brathwaite for services as directors that were assigned at the time of grant on May 25, 2012 and August 14, 2013.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Management L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,218,981 *
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,218,981 *
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,218,981 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,218,981 *
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,218,981 *
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,218,981 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Persons (See Instructions) OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

This Amendment No. 6 supplements and amends the initial statement on Schedule 13D filed by (i) RW LSG Holdings LLC, (ii) Riverwood Capital Partners L.P., (iii) Riverwood Capital L.P., (iv) Riverwood Capital GP Ltd., (v) RW LSG Management Holdings LLC, (vi) Riverwood Capital Management L.P. and (vii) Riverwood Capital Management Ltd., with the Securities and Exchange Commission on June 4, 2012 with respect to shares of Common Stock, par value $0.001 per share, of Lighting Science Group Corporation (the “Initial Statement”) as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto filed with the Securities and Exchange Commission on June 13, 2012, June 20, 2012, September 26, 2012, September 13, 2013 and January 7, 2014 respectively (as amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following after the second paragraph thereof:

An aggregate of 554,221 shares of Common Stock were assigned for no consideration to RW LSGM upon being awarded to Messrs. Thomas Smach and Nicholas Brathwaite as restricted stock grants for their services as directors of the Issuer, including 49,567 shares awarded to Mr. Smach and 39,654 shares awarded to Mr. Brathwaite on May 25, 2012, and 225,000 shares awarded to Mr. Smach and 240,000 shares awarded to Mr. Brathwaite on August 14, 2013.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following immediately prior to the third paragraph from the end of Item 4 as follows:

September 2015 Agreements

On September 11, 2015, RW LSGH entered into an Equity Purchase Agreement (the “Equity Purchase Agreement”) with LSGC Holdings III LLC, a Delaware limited liability company (“Holdings III”) which is an affiliate of Pegasus Capital Advisors, L.P. (“PCA”), pursuant to which RW LSGH sold Holdings III units of the Issuer’s securities consisting of (a) 5,254 shares of Series J Preferred, (b) the Series J Initial Warrant, representing the right to purchase 7,579,000 shares of Common Stock at an exercise price of $0.001 per share of Common Stock, and (c) the Series J Exchange Warrant, representing the right to purchase 6,344,100 shares of Common Stock at an exercise price of $0.001 per share of Common Stock. Holdings III paid an aggregate purchase price of $5,254,000, or a per unit price of $1,000 for each unit comprised of one share of Series J Preferred and a warrant to purchase 2,650 shares of Common.

On September 11, 2015, RW LSGH, RW LSGM, RCLP and Holdings III entered into a Membership Interest Purchase Option Agreement (the “Option Agreement”), pursuant to which Holdings III received an option to acquire all, but not less than all, of (a) the outstanding membership interests in RW LSGH from RCLP and the other equityholders of RW LSGH for an aggregate amount equal to $15,000,000, (b) 554,221 shares of the Issuer’s Common Stock from RW LSGM for an aggregate price of $150,000 (subject to adjustments as set forth in the Option Agreement), or a per share price of $0.27, and (c) the New Warrant, consisting of a right to purchase 12,664,760 shares of Common Stock at an exercise price of $0.001 per share, from RW LSGM for no additional consideration. Except for the shares of Common Stock described in clause (b) above, RW LSGH’s sole asset is 45,000 shares of Series H Preferred, resulting in a price of $333.33 per share of Series H Preferred. Holdings III’s option expires on March 27, 2017.

On September 11, 2015, RW LSGH also waived its rights under the

Series H Certificate to require the Issuer to redeem the Series H Preferred at any time on or after September 25, 2015 and covenanted not to require the redemption of the Series H Preferred until March 27, 2017, and affiliates of PCA made corresponding waivers and covenants with respect to the Issuer’s Series I Convertible Preferred Stock and the certificate of designation with respect thereto.

On September 11, 2015, in connection with the waiver referenced above, the Issuer and RW LSGH entered into a Mutual General Release Agreement (the “Mutual Release”) pursuant to which each party thereto agreed on behalf of itself and its affiliates to irrevocably and unconditionally release the other party and its affiliates from any and all claims and liabilities arising from actions or omissions prior to that date related to the Issuer’s securities or other agreements between the parties, subject to certain exceptions. In addition, the parties made certain non-interference covenants for a period of three years.

The description of the terms and conditions of the Series J Subscription Agreement, the Series J The description of the terms and conditions of the Second Series J Subscription Agreement, the Series J Initial Warrant, the Series J Exchange Warrant, the First Amended Series J Certificate, the Second Amended Series H Certificate, the Series J Subscription Agreement, the Series J Certificate, the Subscription Agreement, the Series H Subscription Agreement Amendment, the Series H Certificate, the Amended Series H Certificate, Registration Rights Agreement, the Co-Sale Letter, the Services Agreement, the Warrant, the Letter Agreements, the New Warrant, the Amended and Restated Registration Rights Agreement, the Four-Party Co-Sale Letter, the Three-Party Co-Sale Letter, the Control Event Letter, the Fee Waiver Letter, the Voting Agreement, the Equity Purchase Agreement, the Option Agreement and the Mutual Release set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement attached hereto as Exhibit 3, the Series H Certificate attached hereto as Exhibit 4, the Registration Rights Agreement attached hereto as Exhibit 5, the Co-Sale Letter attached hereto as Exhibit 6, the Services Agreement attached hereto as Exhibit 7, the Warrant attached hereto as Exhibit 8, the Letter Agreements attached hereto as Exhibits 9 and 10, the New Warrant attached hereto as Exhibit 11, the Amended and Restated Registration Rights Agreement attached hereto as Exhibit 12, the Four-Party Co-Sale Letter attached hereto as Exhibit 13, the Three-Party Co-Sale Letter attached hereto as Exhibit 14, the Control Event Letter attached hereto as Exhibit 15, the Fee Waiver Letter attached hereto as Exhibit 16, the Voting Agreement attached hereto as Exhibit 17, the Series J Subscription Agreement attached hereto as Exhibit 18, the Series J Certificate attached hereto as Exhibit 19, the Amended Series H Certificate attached hereto as Exhibit 20, and the Series H Subscription Agreement Amendment attached hereto as Exhibit 21, the Second Series J Subscription Agreement attached hereto as Exhibit 22, the Series J Initial Warrant attached hereto as Exhibit 23, the Series J Exchange Warrant attached hereto as Exhibit 24, the First Amended Series J Certificate attached hereto as Exhibit 25, the Second Amended Series H Certificate attached hereto as Exhibit 26, the Equity Purchase Agreement attached hereto as Exhibit 27, the Option Agreement attached hereto as Exhibit 28 and the Mutual Release attached hereto as Exhibit 29, each of which is incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the first two paragraphs thereof in their entirety with the following:

(a), (b) The following disclosure assumes that there are 271,919,346 shares of Common Stock outstanding as of August 7, 2015, which figure is based on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015 and filed on August 12, 2015, plus the number of shares of Common Stock that may be received upon the conversion of the Series H Preferred and/or upon the exercise of the New Warrant, as applicable, beneficially owned by the Reporting Persons.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), RW LSGH may be deemed to beneficially own an aggregate of 47,368,421 shares of Common Stock, all of which are subject to issuance upon the conversion of the Series H Preferred, and which constitute in the aggregate approximately 17.4% of the Common Stock outstanding as of the date of this filing.

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the fourth paragraph thereof in its entirety with the following:

Pursuant to Rule 13d-3 under the Exchange Act, RW LSGM may be deemed to beneficially own an aggregate of 13,218,981 shares of Common Stock, which constitute in the aggregate approximately 4.9% of the Common Stock outstanding as of the date of this filing, of which 12,664,760 are subject to issuance upon exercise of the New Warrant held by RW LSGM and 554,221 were assigned to RW LSGM upon being awarded to Messrs. Thomas and Brathwaite as restricted stock grants for their services as directors of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding additional exhibits as follows:

27. Equity Purchase Agreement, dated as of September 11, 2015, by and between RW LSG Holdings, LLC and LSGC Holdings III LLC (filed herewith).

28. Membership Interest Purchase Option, dated as of September 11, 2015, by and among Riverwood Capital Partners L.P., LSGC HOLDINGS III LLC, RW LSG Holdings, LLC and RW LSG Management Holdings, LLC (filed herewith).

29. Mutual General Release Agreement, dated as of September 11, 2015, by and between RW LSG Holdings LLC and Lighting Science Group Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 17, 2015).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2015

RW LSG HOLDINGS LLC

By:	Riverwood Capital Partners L.P.,
as Managing Member

By:	Riverwood Capital L.P.,
as General Partner

By:	Riverwood Capital GP Ltd.,

as General Partner

By:	*
Name: Michael E. Marks
Title: Director & CEO

RW LSG MANAGEMENT HOLDINGS LLC

By:	Riverwood Capital Management L.P.,
as Managing Member

By:	Riverwood Capital Management Ltd.,
as General Partner

By:	*
Name: Michael E. Marks
Title: Director

RIVERWOOD CAPITAL PARTNERS L.P

By:	Riverwood Capital L.P.,
as General Partner

By:	Riverwood Capital GP Ltd.,
as General Partner

By:	*
Name: Michael E. Marks
Title: Director & CEO

RIVERWOOD CAPITAL L.P.

By:	Riverwood Capital GP Ltd.,
as General Partner

By:	*
Name: Michael E. Marks
Title: Director & CEO

RIVERWOOD CAPITAL GP LTD.

By:	*
Name: Michael E. Marks
Title: Director & CEO

RIVERWOOD CAPITAL MANAGEMENT L.P.

By:	Riverwood Capital Management Ltd.,
as General Partner

By:	*
Name: Michael E. Marks
Title: Director

RIVERWOOD CAPITAL MANAGEMENT LTD.

By:	*
Name: Michael E. Marks
Title: Director

*/s/ Mei Liang
Attorney-in-Fact for Reporting Persons pursuant to Power of Attorney